UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2019.

Commission File Number 001-36866

SUMMIT THERAPEUTICS PLC

(Translation of registrant’s name into English)

136a Eastern Avenue

Milton Park, Abingdon

Oxfordshire OX14 4SB

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note

This Report on Form 6-K/A (this “Amendment”) to the Report on Form 6-K (the “Original 6-K”), originally furnished by Summit Therapeutics plc (the “Company”) on December 6, 2019, is being furnished solely for the purpose of adding the shareholder circular, including a notice convening the general meeting of shareholders, that was referred to in the Original 6-K (the “Circular”) as an exhibit. The Circular is attached as Exhibit 99.3 to this Amendment and is incorporated herein by reference.

Other than as expressly set forth above, this Amendment does not, and does not purport to, amend, update or restate the information in any other item of the Original 6-K, or reflect any events that have occurred since the Original 6-K was furnished.

This Amendment, including the exhibit hereto, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-232074).

EXHIBIT INDEX

Exhibit Number	Description

2.1*	Warrant Instrument, dated December 6, 2019

2.2*	Warrant Agreement, dated December 6, 2019, by and between the Company and MZA

4.1*	Securities Purchase Agreement, dated December 6, 2019, by and among the Company and the Subscriber

4.2*	Placing Agreement, December 6, 2019, by and between the Company and Nplus1 Singer Advisory LLP

4.3*	Deed of Termination, dated December 6, 2019, by and among the Company, the Subscriber and Cairn Financial Advisers LLP

4.4*	Consulting Agreement, dated December 6, 2019, by and between the Company and MZA

99.1*	U.K. Press Release, dated December 6, 2019

99.2*	U.S. Press Release, dated December 6, 2019

99.3	Shareholder Circular and Notice of General Meeting, dated December 6, 2019

*	Previously filed with the Original 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUMMIT THERAPEUTICS PLC

Date: December 6, 2019	By:	/s/ Glyn Edwards
Glyn Edwards Chief Executive Officer